Mariva Capital Markets, LLC

Statement of Financial Condition

December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68774

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/19____ AND ENDING ____12/31/19____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mariva Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 SE 2nd Avenue Suite PH3
(No. and Street)

____Miami____   ____FL____   ____33131____
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____Steven Singer____   ____561-784-8922____
                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____PricewaterhouseCoopers LLP____
(Name – if individual, state last, first, middle name)

____401 E Las Olas Blvd Suite 1800____   ____Fort Lauderdale____   ____FL____   ____33301____
         (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Guillermo Parodi_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Mariva Capital Markets, LLC_____, as of ___December 31_____, 20_19___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



GABRIEL BODNER
MY COMMISSION # FF991691
EXPIRES May 11, 2020
(407) 398-0153   FloridaNotaryService.com



Signature

___CEO___
Title



Notary Public



This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mariva Capital Markets, LLC
Index
December 31, 2019



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Mariva Capital Markets, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Mariva Capital Markets, LLC. (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2020
We have served as the Company's auditor since 2013.

PricewaterhouseCoopers LLP, 401 East Las Olas Blvd., Suite 1800, Fort Lauderdale, FL 33301
T: (954) 764 7100, F: (954) 525 4453, www.pwc.com/us

Mariva Capital Markets, LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	332,218
Restricted cash - deposit with clearing broker		262,872
Securities owned at fair value		1,300,597
Receivable from clearing broker		3,492,576
Right-of-use lease assets, net		59,389
Property, equipment, and leasehold improvements, net		25,092
Prepaid and other assets		77,568
Total assets		**$ 5,550,312**

Liabilities and Member's Equity

Accrued expenses and other liabilities	$	345,168
Lease liabilities		59,389
Total liabilities		**404,557**

Commitments (Note 6)

Member's Equity	5,145,755
Total liabilities and member's equity	**$ 5,550,312**

See accompanying notes.

Mariva Capital Markets, LLC
Notes to Statement of Financial Condition
December 31, 2019

1. Organization and Summary of Significant Accounting Policies

Mariva Capital Markets, LLC (the "Company"), a wholly owned subsidiary of Mariva Holding Group (the "Parent"), was incorporated on April 5, 2010, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's registration with FINRA was effective as of May 31, 2013. The Company started operations on June 26, 2013, upon receiving approval from the State of Florida.

The Company provides introductory brokerage and investment services. Custody of securities owned by customers of the Company and all security transactions are settled through a third-party clearing broker on a fully disclosed basis.

Following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of cash held in banks at two U.S. financial institutions. From time to time, cash balances exceed federally insured limits at certain financial institutions. The Company has not incurred any losses to date regarding these excess balances.

Income Taxes

The Company is generally not taxable for federal, state, and local income tax purposes. As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements.

Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives, ranging from 3-7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Change in Accounting Principles

Effective January 1, 2019, the Company adopted Accounting Standards Update ("ASU") 2016-02, *Leases,* which has been codified in Accounting Standards Codification ("ASC") Topic 842. The new guidance intends to increase transparency and improve comparability by requiring entities to recognize assets and liabilities on the statement of financial condition for most leases. In addition, through improved disclosure requirements, the standard updated will enable users of the financial statements to further understand the amount, timing, and uncertainty of cash flows arising from leases. At the time of adoption, the Company had an office lease and an equipment lease that

qualified for inclusion in the ASU adoption. The Company does not believe the adoption of this ASU had a material impact on this financial statement (See Note 8).

2.   **Fair Value Measurements**

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table sets forth by level, within the fair value hierarchy, the Company's net securities owned and other marketable instruments, and securities sold not yet purchased, at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
U.S. Treasuries	$ -	$1,299,298	$ -	$1,299,298
Foreign sovereign debt securities	-	$ 1,299	-	$ 1,299
Total	$ -	$1,300,597	$ -	$1,300,597

The financial instruments of the Company are reported in the statement of financial condition at their fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except long-term notes payable, and subordinated borrowings, if any. Management will categorize as Level 3 of the fair value hierarchy, those securities that are valued based on market transactions and where there is a material price disparity between third-party pricing services and observable and unobservable inputs. At December 31, 2019 there were no securities with such price disparities, and accordingly, no securities were categorized as Level 3 under the fair value hierarchy for the year then ended. During the year ended December 31, 2019, there were no transfers in or out of Levels 1, 2, or 3 of the fair value hierarchy.

3.   **Revenue Recognition**

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and

contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Realized gains and losses from securities transactions are determined using the specific identification method.

The Company enters into arrangements with mutual fund companies (funds) to distribute (sell) shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

4.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2019, the Company had net capital of $5,024,575 which was $4,774,575 in excess of the minimum amount required.

Rule 15c3-3 under the Securities and Exchange Act of 1934 ("Rule 15c3-3") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore claims an exemption from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(i) and k(2)(ii).

5.   Receivable from Clearing Broker

Receivable from clearing broker includes cash balances held at the clearing broker as well as receivables due from the clearing broker on trades pending settlement. At December 31, 2019, the amount due from clearing broker totaled $3,492,576.

6.   Deposits with Clearing Broker

The Company's clearing broker is Pershing, LLC. The agreement between the Company and Pershing, LLC requires that the Company maintain a collateral deposit of $250,000. The collateral deposit including interest receivable as of December 31, 2019 is $262,872.

Mariva Capital Markets, LLC
Notes to Statement of Financial Condition
December 31, 2019

7.   **Property, Equipment, and Leasehold Improvements**
Property, equipment, and leasehold improvements as of December 31, 2019 consist of the following:

Computer equipment and software	$ 52,009
Furniture and fixtures	35,162
Leasehold improvements	25,184
	112,355
Less: accumulated depreciation and amortization	87,263
	$ 25,092

8.   **Commitments**

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring in October 2020. The Company has a security deposit held by the landlord in the amount of $10,243, which is reflected in prepaid and other assets on the statement of financial condition. Upon adoption, the Company recorded a right-of-use ("ROU") asset of $116,349 and an operating lease liability of $116,349 assuming a discount rate of 5%, the Company's estimated incremental borrowing rate. As of December 31, 2019, the Company has operating lease ROU assets and operating lease liabilities of $59,389 in the accompanying statement of financial condition.

At December 31, 2019, the office lease had a remaining lease term of ten months and does not offer an option to extend the lease. For the year ended December 31, 2019, cash paid for the amount included in the measurement of lease liabilities was $72,384.

Future payments required under the Company's lease liabilities together with the present value as of December 31, 2019 are as follows:

Year ending	Amount
2020	$ 60,779
Total payments due under lease liabilities	60,779
Less discount to present value	(1,390)
Total payments due under lease liabilities	$ 59,389

9.   **Related Party Transactions**

The Company is party to chaperoning arrangements, under SEA Rule 15a(6), with Banco Mariva S.A. ("BM") and First Overseas Bank Ltd ("FOB"), both of which are affiliates of the Company. FOB also provided pricing to the Company. BM provided pricing and research materials to the Company.

10. **Subsequent Events**

The Company has evaluated subsequent events through February 28, 2020, the date that these financial statements were available to be issued, and no further information is required to be disclosed.